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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [X]   Form 40-F [ ]


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ]   No [X]


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)


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         PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the Registrant's press release relating to its interim financial results for the six months ended June 30, 2004.

         This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

         o the Registrant's anticipated date to commence the commercial operation of the western section of the West-East Pipeline; and

         o the Registrant's plan to strengthen its efforts in developing its core business operations and maintaining dominant position in upstream oil and gas products market, to maximize shareholders' value, and to improve its corporate governance.

         We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

         You should not place undue reliance on any of these forward-looking statements.




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                                [PETROCHINA LOGO]

                 PETROCHINA 2004 INTERIM CONTINUED RAPID GROWTH
                       NET PROFIT REACHED RMB45.3 BILLION
                    THE BEST HALF YEAR RESULTS SINCE LISTING

26 August 2004, Beijing - PetroChina Company Limited (the "Company", SEHK stock code 0857; NYSE Symbol PTR) today announced a net profit of RMB45.29 million for the first half of 2004, up 17.3% from the same period of last year, which is the most encouraging first half year results recorded since its listing. Basic earnings per share of the Company were RMB0.26, representing an increase of approximately RMB0.04 compared with the same period of last year.

By leveraging on the high oil prices and strong market demand for oil and petrochemical products, the Company achieved continued rapid growth of operating results through optimising production organization and enhancing management of operation. Oil and gas exploration realized important achievements and showed good prospects; crude oil output increased steadily, the growth of the natural gas business further accelerated; processed crude oil volume and refined products and chemicals output noted remarkable growth, and major technological and economic indicators hit a record high; marketing efforts were reinforced, and the sales volume grew with profit; the construction of key pipelines was fast and smooth progress was made.

The Board of Directors of the Company recommends an interim dividend of approximately RMB 0.115 per share for 2004.

During the six months ended 30 June 2004, the Company's turnover was RMB179.55 billion, up 21.4% yoy. The profits from operations were RMB64.25 billion, up 16.8% yoy. All the four business segments of the Company continued to record profit in the period. Among them, exploration and production business is still the pillar for profits. The profitability of refining, chemicals and marketing businesses was greatly enhanced.

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In the first half this year, exploration and production business continued to maintain good momentum. Profit from operations for the exploration and production increased 2.43 billion by 4.8% to RMB52.7 billion from the same period of 2003. The increase was mainly attributable to the climbing of oil prices and the increase in the sales volume of oil and gas. During the period, the Company's total output of oil and gas amounted to 456 million barrels of oil equivalent, representing an increase of 2.7% from the first half of 2003. The Company produced domestically 388 million barrels of crude oil and 410.3 billion cubic feet of marketable natural gas, up 0.5% and 17.4% respectively from the same period of 2003. The Company's overseas equity oil and gas output yielded
3.88 million barrels of oil equivalent, up 35.2% yoy. A total of 366 million barrels of crude oil and 381 billion cubic feet of natural gas were sold during the period.

In the first half of 2004, the Company's refining and marketing business optimised allocation of resources and operation procedures. The profit from operations recorded an increase of 192.7% or RMB5.91 billion to RMB8.978 billion. The growth was brought by an increase in sales volume and prices of key refined products. During the period, the Company's refineries processed 347 million barrels of crude oil, representing an increase of 16.9% from the same period of 2003. The Company's refineries' average capacity utilisation rate reached 95.6%, up 13.6% yoy.

The Company further strengthened its sales and marketing during the period and speeded up the establishment of its retail network. 33.18 million tons of refined oil products were sold, up 14% yoy. The retail volume was 14.19 million tons, up 39% yoy. The Company added 1,446 service stations, making a total of 16,677.

The profits from operations of the chemicals and marketing business increased remarkably by RMB1.305 billion to RMB1.953 billion in the first half of this year, up 201.4% from the same period of last year. The growth of this segment was principally due to an increase in the sales volume and prices of chemical products. The output of major chemical products was 5.618 million tons, up 5% yoy. The total sales volume was 6.6 million tons, up 6.3% yoy.

In the meantime, key chemical facility expansion and technical renovation projects are well underway. The 600,000 tone/year ethylene expansion project at the Daqing Petrochemical, among others, has completed and commenced operation.

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The natural gas and pipeline business recorded profit from operations of
RMB1.233 billion, down RMB88 million over the same period last year. The decrease was due to the factors including the increase of depreciation charges caused by the partial operation of the West-East Pipeline Project. The Company has speeded up the marketing and sales of natural gas, made further efforts in developing the natural gas market, optimised the gas supply structure. Sales price was increased. During the period, 321.4 billion cubic feet of natural gas was sold through the Natural Gas and Pipeline Segment, up 14.6%. The Company has signed 27 take-or-pay contracts with the downstream users of the West-East Pipeline. The contract gas consumption volume is 8 billion cubic meters.

During the period, the construction of key natural gas pipelines was well underway. Three sub-lines of the eastern section of the West-East Pipeline were completed and commenced operation. With the full completion of the western section of the project, it is expected that the commercial supply of natural gas from Tarim to Shanghai will commence on 1 January 2005. The construction of the trunk lines of the second Shaanxi-Beijing pipeline and Zhongxian-Wuhan pipeline, the Xiangfan and Huangshi branch lines is making progress as scheduled.

Looking forward, the Company will take advantage of the favorable market conditions both at home and abroad to keep up its efforts in accelerating the development of its core business operations, leverage on its resources, and consolidate its dominate position in the upstream market in order to drive forward the full and coordinated development of its business segments. The management of the Company is committed to enhancing the value of the Company and maximising benefits and value for its shareholders. The Company will further improve its corporate structure and corporate governance so as to sustain the effective and rapid development of the Company.

ABOUT PETROCHINA COMPANY LIMITED

PetroChina was established as a joint stock company with limited liability under the Company Law of the People's Republic of China (the "PRC") on 5 November 1999 as part of the restructuring of China National Petroleum Corporation ("CNPC"). In the restructuring, CNPC transferred to the Company most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and marketing and natural gas and pipeline businesses.

The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas related activities, including:

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     o    Exploration, development, production and sales of crude oil and natural gas;

     o Refining, transportation, storage and marketing of crude oil and petroleum products;

     o    Production and sale of chemical products; and

     o    Transmission of natural gas and crude oil and sale of natural gas.

The American Depository Shares and H shares of the Company were listed on The New York Stock Exchange and The Stock Exchange of Hong Kong on 6 April 2000 and 7 April 2000, respectively.

Additional information on PetroChina can be found at the following website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited. For further information, please contact:

Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010                  Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Mr Bi Jianguo, Director, Public Relations
Tel: (8610) 8488 6034                 Fax: (8610) 8488 6039
Email: bjg@petrochina.com.cn

Through Hill and Knowlton Asia Ltd. For media enquiries, please contact Mr. Julian Lee
Tel: (852) 2894 6213 / 9276 7960      Fax: (852) 2576 3551
Email: julianlee@hillandknowlton.com.hk


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                                    SIGNATURE




         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           PetroChina Company Limited



Dated: August 26, 2004                     By:    /s/ Li Huaiqi
                                               ---------------------------------
                                           Name:  Li Huaiqi
                                           Title: Company Secretary